EXHIBIT 99.1

Press release dated May 20, 2005 announcing the decisions of the Company's Extraordinary General Assembly of Shareholders.

TIM Hellas Telecommunications SA

TIM HELLAS EXTRAORDINARY GENERAL ASSEMBLY DECISIONS

ATHENS, May 20, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that the Extraordinary General Assembly of the company’s shareholders held today approved all the items of the agenda.

Regarding item one, the amendment of Article 12 of the Articles of Association of the Company on the “Authority and Competences of the Board of Directors,” the assembly unanimously approved to widen the existing powers of the Board of Directors so that the Board is authorized to take decisions with regards to the issuance of corporate bonds.

More specifically, the Board of Directors is now authorized to issue corporate bonds, excluding those that assign a right of assumption of a percentage of the Company’s earnings, as well as those that assign a right to the bond holders to convert their bonds into shares of the Company, except solely in the case whereby authorization is given by the General Assembly of the shareholders of the Company to do so.

Regarding item two, the amendment of Article 21 of the Articles of Association of the Company on the “Competence of the General Assembly of Shareholders,” the assembly unanimously approved to authorize the General Assembly as the only competent body to issue corporate bonds that assign a right of assumption of a percentage of the earnings as well as corporate bonds convertible into shares.

Finally, on item three of the agenda, the amendment of Article 27 of the Articles of Association of the Company regarding the “Extraordinary Quorum and Majority of Votes of the General Assembly,” the assembly unanimously approved that it may validly act to issue corporate bonds that assign a right of participation in the earnings of the Company as well as bonds convertible into shares, and also grant authorization for the increase of the share capital and issuance of bonds convertible into shares, only if shareholders representing 2/3 of the paid-up share capital are present or represented therein.

As a result, Articles 12, 21, and 27 of the Articles of Association of the Company were changed to duly reflect the decisions of the Extraordinary General Assembly.

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Investor Relations:
Rania Bilalaki
+30 210 615 8585
ir&tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.